May 15, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Ethan Horowitz, Accounting Branch Chief
Office of Natural Resources

Re:    Halliburton Company
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 7, 2017

Ladies and Gentlemen:

Halliburton Company (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter, dated May 9, 2017 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016. As discussed via telephone, the Company will respond to the Comment Letter not later than June 7, 2017. Please contact the undersigned at (281) 871-4455 or Kelly B. Rose of Baker Botts L.L.P. at (713) 229-1796 with any questions. Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

HALLIBURTON COMPANY

/s/ Robb L. Voyles .
By:    Robb L. Voyles
Executive Vice President, Interim Chief Financial Officer,
Secretary and General Counsel